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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 1 TO

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(d)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934)

                                    AND

                              AMENDMENT NO. 1 TO
                                 SCHEDULE 13D
                (UNDER THE SECURITIES EXCHANGE ACT OF 1934)

                             ADFLEX SOLUTIONS, INC.
                           (Name of Subject Company)

                           INNOVEX ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF
                                 INNOVEX, INC.
                                    (Bidder)

                                 COMMON SHARES
                         (Title of Class of Securities)

                                   006866107
             (CUSIP Number of Class of Securities (if applicable))
                            ------------------------

                                THOMAS W. HALEY
                                 INNOVEX, INC.
                           530 ELEVENTH AVENUE SOUTH
                               HOPKINS, MN 55343

                                 (612) 930-4677
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                WITH COPIES TO:

      William B. Payne, Esq.                            John T. Kramer, Esq.
       Dorsey & Whitney LLP                             Dorsey & Whitney LLP
      Pillsbury Center South                           Pillsbury Center South
      220 South Sixth Street                           220 South Sixth Street
   Minneapolis, Minnesota 55402                     Minneapolis, Minnesota 55402
          (612) 340-2722                                   (612) 340-8702

                           CALCULATION OF FILING FEE

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                  TRANSACTION VALUATION*                                        AMOUNT OF FILING FEE**
------------------------------------------------------------------------------------------------------
                        $38,297,689                                                   $7,659.54
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


* For purposes of calculating the filing fee only. The total transaction value is based on 8,984,518 common shares (the 'Shares') of the subject company outstanding as of July 1, 1999 plus 1,093,821 shares issuable upon exercise of options that were outstanding on that date, multiplied by the offer price of $3.80 per Share.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate cash offered by the bidder.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing. Amount


Amount Previously Paid:    $6,828.23        Filing Party:  Innovex, Inc.
Form or Registration No.:  14D-1            Date Filed:    July 7, 1999

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                        (CONTINUED ON FOLLOWING PAGE(S))
                              (Page 1 of 3 Pages)
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This Amendment No. 1 amends and supplements Schedule 14D-1 filed with the
Securities and Exchange Commission on July 7, 1999 to reflect the amount of the additional filing fee required to be paid with respect to the shares issuable upon exercise of options that were outstanding on July 1, 1999.

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                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 1999                   INNOVEX ACQUISITION CORPORATION

                                        By:          /s/ DOUGLAS W. KELLER
                                                --------------------------------
                                        Name:   Douglas W. Keller
                                        Title:  Vice President, Finance

                                        INNOVEX, INC.

                                        By:         /s/ DOUGLAS W. KELLER
                                                --------------------------------
                                        Name:   Douglas W. Keller
                                        Title:  Vice President, Finance